Exhibit 3.2

RESOLVED, that the amended by-laws of AAR CORP. be further amended as follows, effective this date:

To amend Section 1, Article II, of the by-laws to read as follows:

“Section 1. TIME. The annual meeting of the stockholders of the corporation for the election of directors, and the transaction of such other business as may properly come before such meeting, shall be held each year on the second Wednesday in October at 10:00 a.m. (Chicago time), or if said day be a legal holiday, then on the next succeeding day not a legal holiday, or shall be held on such other time and date as shall be determined by the Board of Directors. A special meeting of the stockholders shall be held on the date and at the time fixed by those persons authorized by the Certificate of Incorporation to call such meeting.”

RESOLVED FURTHER, that the officers of the Company are hereby authorized to perform all such acts, prepare, execute, deliver, and file all such documents and other papers, and incur such expenses as they, with the advice of counsel, deem necessary or advisable in order to carry out the purpose and intent of the foregoing resolution; and all such acts by the officers of the Company, whether heretofore or hereafter done or performed, which are in accordance with the purpose and intent of these resolutions, are hereby ratified, confirmed and approved.